OMB Approval
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response . . . . . . . 14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 1.00 par value per share

(Title of Class of Securities)

M87915-10-0

(CUSIP Number)

Eyal Issaharov Bank Hapoalim B.M. 50 Rothschild Blvd. Tel Aviv 66883, Israel 972-3-5676532	Jennifer Janes Bank Leumi le-Israel B.M. 34 Yehuda Halevi Street Tel Aviv 65546, Israel 972-3-5149419
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M87915-10-0	13D	Page 2 of 26

1.	Names of Reporting Persons. Bank Hapoalim B.M. I.R.S. Identification Nos. of above persons (entities only). Not applicable
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization - Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power - 30,119,074
8. Shared Voting Power - 448,298
9. Sole Dispositive Power - 30,119,074
10. Shared Dispositive Power - 448,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 30,567,372
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) - 26.6% (1)
14.	Type of Reporting Person (See Instructions) BK

(1) Based on ordinary shares outstanding as of August 24, 2006, as reported by the Issuer in its Proxy Statement filed under cover of a Form 6-K on August 24, 2006 and giving effect to the transactions described herein and calculated in accordance with Rule 13d-3(d)(i).

CUSIP No. M87915-10-0	13D	Page 3 of 26

1.	Names of Reporting Persons. Tarshish Hahzakot Vehashkaot Hapoalim Ltd. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization - Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power - 0
8. Shared Voting Power - 448,298
9. Sole Dispositive Power - 0
10. Shared Dispositive Power - 448,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 448,298
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) - 0.01% (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Based on ordinary shares outstanding as of August 24, 2006, as reported by the Issuer in its Proxy Statement filed under cover of a Form 6-K on August 24, 2006 and giving effect to the transactions described herein and calculated in accordance with Rule 13d-3(d)(i).

CUSIP No. M87915-10-0	13D	Page 4 of 26

1.	Names of Reporting Persons. Bank Leumi le-Israel B.M. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization - Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power - 30,567,372
8. Shared Voting Power - 0
9. Sole Dispositive Power - 30,567,372
10. Shared Dispositive Power - 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 30,567,372
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) - 26.6% (1)
14.	Type of Reporting Person (See Instructions) BK

(1) Based on ordinary shares outstanding as of August 24, 2006, as reported by the Issuer in its Proxy Statement filed under cover of a Form 6-K on August 24, 2006 and giving effect to the transactions described herein and calculated in accordance with Rule 13d-3(d)(i).

Item 1.	Security and Issuer

The name of the issuer to which this Statement on Schedule 13D (this “Statement”) relates is Tower Semiconductor Ltd. (“Tower”). Its principal executive offices are located at Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek, 23105 Israel. This Statement relates to Tower’s ordinary shares, New Israel Sheqel (“NIS”) 1.00 par value per share (the “Ordinary Shares”).

Item 2.	Identity and Background

This Statement is filed on behalf of Bank Leumi le-Israel B.M. (“Leumi”), Bank Hapoalim B.M. (“Hapoalim”) and Tarshish Hahzakot Vehashkaot Hapoalim Ltd. (“Tarshish”). Leumi, Hapoalim and Tarshish are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”.

Leumi is a commercial bank organized under the laws of Israel. It is listed on the Tel Aviv Stock Exchange. The address of the principal office of Leumi is 34 Yehuda Halevi Street, Tel Aviv 65546, Israel.

Hapoalim is a commercial bank organized under the laws of Israel. Hapoalim is listed on the Tel Aviv Stock Exchange and the London Stock Exchange. Hapoalim also has American Depositary Receipts traded in the United States. The address of the principal office of Hapoalim is 50 Rothschild Blvd., Tel Aviv 66883, Israel.

Tarshish is a holding company organized under the laws of Israel and wholly owned subsidiary of Hapoalim. The address of the principal office of Tarshish is 50 Rothschild Blvd., Tel Aviv 66883, Israel.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of each of Hapoalim and Tarshish, each controlling person of Hapoalim and each director of such controlling person are listed on Schedule A attached hereto which is incorporated herein by reference.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of Leumi are listed in Part I of on Schedule B attached hereto which is incorporated herein by reference. See Part II of Schedule B for information regarding controlling persons of Leumi.

During the last five years, neither Hapoalim and Tarshish, nor, to each such Reporting Person’s knowledge, any of the persons named in Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

During the last five years, neither Leumi, nor, to Leumi’s knowledge, any of the persons named in Part I of Schedule B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Leumi and Hapoalim (collectively, the “Banks”) are lenders to Tower pursuant to a Facility Agreement, originally dated January 18, 2001, as amended from time to time (the “Facility Agreement”) and as amended and restated on September 28, 2006 (the “Restated Facility Agreement”).

This Statement relates to (i) a debt restructuring that became effective on September 28, 2006 (the “Debt Restructuring”) whereby each of Hapoalim and Leumi converted US $79,000,000 of loans made to Tower pursuant to the Facility Agreement into an equity equivalent convertible capital note (the “Capital Note”) in the principal amount of US $39,500,000, each such Capital Note being convertible into 25,986,842 Ordinary Shares and (ii) warrants to purchase Ordinary Shares granted to the Reporting Persons in connection with the Banks entering into certain previous amendments to the Facility Agreement requested by Tower.

Item 4.	Purpose of Transaction

The purpose of the acquisition of the Capital Notes was to effectuate the Debt Restructuring and the purpose of the acquisition of the warrants was to permit Tower to provide non-cash consideration to the Reporting Persons in connection with certain amendments to the Facility Agreement requested by Tower. Except as described in Item 6, none of the Reporting Persons has any plans or proposals concerning Tower with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) (1)	Leumi is the beneficial owner of 30,567,372 Ordinary Shares, consisting of 25,986,842 Ordinary Shares issuable upon conversion of its currently convertible Capital Note and 4,580,530 Ordinary Shares issuable upon exercise of its currently exercisable warrants. Leumi’s ownership represents approximately 26.6% of the Ordinary Shares outstanding based on the most recently available filing with the Securities and Exchange Commission (the “Commission”) by Tower and calculated in accordance with rule 13d-3(d)(i).

(2)	Hapoalim is the beneficial owner of 30,567,372 Ordinary Shares, consisting of 25,986,842 Ordinary Shares issuable upon conversion of its currently convertible Capital Note and 4,580,530 Ordinary Shares issuable upon exercise of currently exercisable warrants (including a warrant to purchase 4,132,232 Ordinary Shares held by Hapoalim and a warrant to purchase 448,298 Ordinary Shares held by Tarshish, its wholly-owned subsidiary). Hapoalim (and Tarshish’s ownership, as aforesaid) represents approximately 26.6% of the Ordinary Shares outstanding based on the most recently available filing with the Commission by Tower and calculated in accordance with rule 13d-3(d)(i).

(3)	Tarshish is the beneficial owner of 448,298 Ordinary Shares issuable upon exercise of its currently exercisable warrant, representing approximately 0.01% of the Ordinary Shares outstanding based on the most recently available filing with the Commission by Tower and calculated in accordance with rule 13d-3(d)(i).

(4)	To the best knowledge of Hapoalim and Tarshish, none of the persons named in Schedule A owns any Ordinary Shares.

(5)	To the best knowledge of Leumi, none of the persons named in Part I of Schedule B beneficially owns any Ordinary Shares.

(b) (1)	Leumi has sole voting and dispositive power over 30,567,372 Ordinary Shares consisting of 25,986,842 Ordinary Shares issuable upon conversion of currently convertible Capital Notes and 4,580,530 Ordinary Shares issuable upon exercise of currently exercisable warrants to purchase Ordinary Shares.

(2)	Hapoalim has sole voting and dispositive power over 30,119,074 Ordinary Shares consisting of 25,986,842 Ordinary Shares issuable upon conversion of a currently convertible Capital Note and 4,132,232 Ordinary Shares issuable upon exercise of a currently exercisable warrant and Hapoalim and Tarshish share voting and dispositive power over 448,298 Ordinary Shares issuable upon exercise of a currently exercisable warrant held by Tarshish.

(c) (1)	Neither Leumi nor, to its knowledge, any person named in Part I of Schedule B has effected any transactions in the Ordinary Shares during the past sixty (60) days.

(2)	Neither Hapoalim and Tarshish nor, to their knowledge, any person named in Schedule A has effected any transactions in the Ordinary Shares during the past sixty (60) days.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person (as defined above) that any such Reporting Person and any other persons or entities constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder. Further, the filing of this Statement shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which the Reporting Person has voting and dispositive power, as reported herein. Other than Hapoalim’s interest in Tarshish, each Reporting Person disclaims any pecuniary interest in any securities of Tower owned by any other Reporting Person, and expressly disclaims the existence of a group.

Without limiting the generality of the foregoing, although each Bank entered into (a) a Tag Along Agreement with Israel Corporation Ltd. (“TIC”), Tower’s largest shareholder, and (b) an Agreement with TIC, SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd. (collectively, the “Lead Investors”), each as described in Item 6 below, each of the Reporting Persons expressly disclaims the existence of a group with any such counterparties. Based on Tower’s latest proxy statement, dated August 24, 2006, the Lead Investors may be deemed to share voting and dispositive control over approximately 63.67% of the outstanding shares of Tower, before the issuance to TIC by Tower on September 28, 2006 of a Capital Note in the principal amount of $100 million convertible into 65,789,474 Ordinary Shares. Leumi owns ordinary shares in TIC representing 18.11% of TIC’s issued share capital (18.27% of the voting rights) and a representative of Leumi is a member of TIC’s board of directors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Conversion Agreements and Capital Notes

On September 28, 2006, each of Leumi and Hapoalim entered into a Conversion Agreement with Tower pursuant to which each Bank converted $79 million of its loans to Tower into a Capital Note in the principal amount of $39,500,000 which, in turn, is fully convertible, at any time and from time to time, in whole or in part, into an aggregate of 25,986,842 Ordinary Shares, at an initial conversion price of $1.52 per Ordinary Share. The initial conversion price was the average of the closing prices of the Ordinary Shares on the NASDAQ Stock Market for the ten trading days prior to May 17, 2006, the date the Memorandum of Understanding with respect to the Debt Restructuring was entered into by Tower and the Banks.

The principal amount of each Capital Note does not bear interest, is not linked to any index, is subordinated to all liabilities of Tower having priority over the Ordinary Shares and is payable only out of distributions made upon the winding-up (whether solvent or insolvent), liquidation or dissolution of Tower.

The number of Ordinary Shares issuable upon conversion of each Capital Note is subject to adjustment upon the occurrence of certain events, such as dividends and distributions (including cash dividends), share splits and combinations, reclassifications, reorganizations and mergers. Each holder of a Capital Note will be eligible to participate in rights offerings that may be made by Tower on the same basis and at the same time as such rights may be exercised by shareholders of Tower (in such number as to which the holder would be entitled had the holder converted its entire Capital Note into shares immediately prior to the record date for such rights offering).

Each Capital Note is freely transferable or assignable by the holder, in whole or in part, at any time and from time to time, subject to receipt, if reasonably requested by Tower, of a written opinion that such transfer or assignment may be effected without registration under the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing summary of the Capital Notes is qualified in its entirety by reference to the form of Capital Note attached as Exhibit 1 to each of the Conversion Agreements. The Conversion Agreement entered into between Tower and Hapoalim is included as Exhibit 1 to this Schedule 13D and the Conversion Agreement entered into between Tower and Leumi is included as Exhibit 2 to this Schedule 13D. Each of these Agreements in their entirety is incorporated herein by reference.

Each Conversion Agreement includes an undertaking by Tower that, for so long as any shares or Capital Notes are issuable to a Bank or its 25% or more owned subsidiaries, pursuant to the Conversion Agreement, and any securities of Tower (including Capital Notes, Warrants and shares), constituting or convertible into 5% or more of any class of voting securities (as defined in 12 C.F.R. Section 225.2(q)) of Tower are beneficially owned by a Bank and/or its 25% or more owned subsidiaries, Tower will use its best efforts in order (a) that more than 50% (fifty percent) of the consolidated assets of Tower as of December 31 of each calendar year are located outside of the United States (the “Asset Test”); (b) that more than 50% (fifty percent) of the consolidated revenues of Tower as of December 31 of each calendar year are derived from outside the United States (the “Revenue Test”); (c) that the activities of Tower within the United States and the activities of its U.S. 25% or more owned subsidiaries are of the same kind as or support the activities of Tower or its non-U.S. 25% or more owned subsidiaries (the “Same Line of Business Test”); (d) that neither Tower nor any of its 25% or more owned subsidiaries will conduct activities in the United States that consist of engaging in the business of banking, securities, insurance or real estate (the “Financial Activities Test”); and (e) not to engage, or permit any of its 25% or more owned subsidiaries to engage, or to own or permit any of its 25% or more owned subsidiaries to own more than 5% (five percent) of a class of voting securities of a person that engages, in the business of securities’ underwriting or distribution in the United States (the “No Underwriting Test”), provided, however, that nothing in the above shall require Tower to prejudice the business or financial interests of Tower and Tower may take such actions or refrain from taking actions that may cause it not to satisfy the Asset Test, the Revenue Test, the Same Line of Business Test, the Financial Activities Test and/or the No Underwriting Test, provided that the taking of such actions, or refraining from taking such actions, are in the business or financial interests of Tower as reasonably determined by Tower.

As part of the Debt Restructuring, the spread over LIBOR applicable to Tower’s quarterly interest payments on its remaining approximately $369 million of loans to the Banks was decreased by 1.4 percentage points from 2.5% to 1.1%, effective from May 17, 2006 (the date of the execution of the Memorandum of Understanding with respect to the Debt Restructuring). The Restated Facility Agreement provides that, subject to the conditions described below, Tower will issue to the Banks on January 30, 2011 such number of shares (or Capital Notes or convertible debentures) that equals the the aggregate amount of interest that would have been payable but for the decrease in the spread over LIBOR applicable to Tower’s quarterly interest payments on its remaining loans to the Banks (the “Decreased Amount”) divided by the average closing price of the Ordinary Shares during the fourth quarter of 2010 (the “Fourth Quarter 2010 Price”). If, during the second half of 2010, the closing price of Tower’s Ordinary Shares on every trading day during this period exceeds $3.49, then the Banks will only be granted such number of Ordinary Shares (or Capital Notes or convertible debentures) that equals the Decreased Amount divided by 200% of the Fourth Quarter 2010 Price. If, during the period ending December 31, 2010, the Banks sell a portion of the Capital Notes issued to the Banks on February 28, 2006 (or shares issuable upon the conversion of such Capital Notes) at a price per share in excess of $3.49, then the consideration payable for the interest rate reduction will be reduced proportionately. The Decreased Amount is $23,872,872, subject to downward adjustment as set forth above and in the case of any prepayment or prepayments of the loans by Tower.

The Restated Facility Agreement further provides that it shall be a condition to the issuance of the shares or Capital Notes that (i) no Default or Event of Default has occurred; (ii) no law (including non-Israeli laws or interpretations by non-Israeli governmental bodies) prohibits any Bank from acquiring such shares or capital notes or restricts such Bank’s ability to indefinitely hold such shares or Capital Notes; and (iii) all of Tower’s agreements with each Bank with respect to shares and securities convertible into or exercisable for shares, including, without limitation, the Conversion Agreements and the Registration Rights Agreements (the “Equity Documents”), are in full force and effect and Tower is not in default of any of its obligations thereunder. The Restated Facility Agreement further provides that all such issuances shall be made in accordance with the terms of the respective Equity Documents. If such conditions are not met, the Decreased Amount would be payable to the Bank in cash by Tower on January 30, 2011 rather than in shares, Capital Notes or convertible debentures.

Each of the Conversion Agreements sets forth the conditions precedent for the issuance of shares or Capital Notes to each Bank, which include, inter alia, receipt of all necessary governmental and third party approvals, requisite legal opinions and confirmation from the Chief Financial Officer of Tower that Tower (a) has satisfied the Asset Test, the Revenue Test, the Same Line of Business Test, the Financial Activities Test and the No Underwriting Test (collectively, the “Tests”) as of December 31 in each of the two years immediately prior to 2011, and meets, on January 30, 2011, the Same Line of Business Test, the Financial Activities Test and the No Underwriting Test; and (b) is not aware of any reason why it would not continue to satisfy each of the Tests during the then current year and the immediately following year.

In the event that all the applicable conditions precedent set out in the Conversion Agreements and the Restated Facility Agreement are satisfied, other than the confirmation set forth in (b) above, Tower, in its sole discretion, can either pay the Decreased Amount to the Banks in cash or by way of issue of convertible debentures that will (except for consequential changes flowing from the redemption right described below) have the same terms as the Capital Notes (including, for the removal of doubt, that such convertible debentures will not bear interest or be linked to any index), save that the Bank or its nominee or other affiliate thereof holding said convertible debentures (the “Debenture Holder”) shall have the right to require the Company to redeem the convertible debentures, in whole or in part, on the date which is 30 (thirty) months after January 30, 2011, for an amount in cash equal to the then principal amount thereof submitted for redemption, upon the giving by the Debenture Holder to the Company of at least 30 (thirty) days prior written notice.

The foregoing summary of the Conversion Agreements is qualified in its entirety by reference to the Conversion Agreement entered into between Tower and Hapoalim which is included as Exhibit 1 to this Schedule 13D and the Conversion Agreement entered into between Tower and Leumi which is included as Exhibit 2 to this Schedule 13D. Each of these Agreements in their entirety is incorporated herein by reference.

Registration Rights Agreements

Under the Registration Rights Agreements entered into by Tower with each of the Banks, Tower is to file a registration statement with the Commission as soon as practicable, but no later than November 13, 2006, covering all of the shares issuable upon conversion of the Capital Note issued to each Bank on September 28, 2006, make all required filings with the Israeli Securities Authority (the “Authority”) with respect to such shares and use its best efforts to have the registration statement declared effective by the Commission and the Authority. Tower would be obligated to file a registration statement if any Ordinary Shares, Capital Notes or convertible debentures are issued by Tower in compensation for the Decreased Amount in January, 2011 (the “2011 Equity Issuances”). Tower is obligated to keep each such registration statement effective pursuant to Rule 415 of the Securities Act and under the Israel Securities Law at all times until the earlier of (i) the date as of which all of the Holders (as defined below) confirm to Tower in writing that they may sell all of the Ordinary Shares covered by such Registration Statement without restriction pursuant to all of the following: (x) Rule 144(k) under the Securities Act, (y) the Israel Securities Law and (z) other securities or “blue sky” laws of each jurisdiction in which Tower obtained a registration or qualification or (ii) the date on which the Holders shall have sold all the Ordinary Shares covered by such Registration Statement (A) in accordance with such Registration Statement (except to another Holder) or (B) to the public pursuant to Rule 144 under the Securities Act. The Registration Rights Agreements also require Tower to keep effective Form F-3 Registration Statement No. 333-131315 previously filed by Tower covering Ordinary Shares issuable upon the exercise of Warrants held by the Reporting Persons. The Ordinary Shares described in this paragraph, together with any shares of capital stock issued or issuable with respect to the Ordinary Shares, are referred to hereinafter as “Registrable Securities”.

The registration rights under the Registration Rights Agreements are freely assignable, in whole or in part, at any time or from time to time, by any of the Reporting Persons, any nominee of a Bank to hold the 2011 Equity Issuances, and any transferee or assignee to whom the Bank or such nominee assigns its rights (collectively, the “Holder”) to any transferee of all or any portion of a Capital Note or of the Registrable Securities (provided that, in the case of the transfer of such Registrable Securities only, the rights under a Registration Rights Agreement may be transferred only if the Holder reasonably believes that such transferee cannot immediately make a public distribution of such securities without restriction under the Securities Act, the Israel Securities Law or other applicable securities laws).

Under the Registration Rights Agreements, Tower is responsible to pay all expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications required to be made by Tower pursuant to the Registration Rights Agreements, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, fees and disbursements of counsel to Tower and the Holders.

The foregoing summary of the Registration Rights Agreements is qualified in its entirety by reference to the Registration Rights Agreement entered into between Tower and Leumi which is included as Exhibit 3 to this Schedule 13D and the Registration Rights Agreement entered into between Tower and Hapoalim which is included as Exhibit 4 to this Schedule 13D. Each of these Agreements in their entirety is incorporated herein by reference.

Warrants

In December 2003, Tower issued five-year warrants to purchase 448,298 Ordinary Shares at an exercise price of $6.17 per Ordinary Share to each of Leumi and Tarshish (the “2003 Warrants”) in connection with the seventh amendment to the Facility Agreement.

In August 2005, Tower issued warrants to purchase 4,132,232 Ordinary Shares at an exercise price of $1.21 per Ordinary Share to each of Hapoalim and Leumi (the “2005 Warrants”) in connection with the ninth amendment to the Facility Agreement. Under the original terms of the 2005 Warrants, the right to purchase 2,066,116 Ordinary Shares became exercisable on the effectiveness of the ninth amendment in August 2005 and continues for a period of five years and the right to purchase the remaining 2,066,116 Ordinary Shares would become exercisable upon the date of signature by Tower and the Banks of an agreement by the Banks to reschedule the repayment dates of certain loans made by the Banks to Tower pursuant to the ninth amendment and continue thereafter for a period of five years. The right to purchase the remaining 2,066,116 Ordinary Shares became exercisable in accordance with the terms of the 2005 Warrants upon the signature of the Restated Facility Agreement by Tower and the Banks on September 28, 2006 which, inter alia, postponed all principal repayments from July 2007 to September 2009.

Each of the Warrants contained registration rights provisions and pursuant thereto a Form F-3 Registration Statement No. 333-131315 was filed by Tower and declared effective by the Commission and the Authority.

On September 28, 2006, Tower and each of the Reporting Persons entered into First Amendments to each of the Warrants, inter alia, extending the term of each of the Warrants to September 28, 2011 and providing that the registration rights provided for in the Registration Rights Agreements (including the obligation to keep effective the above-described previously filed Registration Statement) shall apply to the Ordinary Shares issuable upon exercise of the Warrants.

The foregoing summary of the 2005 Warrants is qualified in its entirely by reference to the full texts of the 2005 Warrants, the forms of which are incorporated by reference as Exhibit 5 to this Schedule 13D and the First Amendments to the 2003 and 2005 Warrants, the form of which included as Exhibits 6, 7, 8 and 9 to this Schedule 13D and incorporated herein in their entirety by reference.

Tag Along Agreements

On September 28, 2006, each Bank and TIC, entered into an agreement, whereby such Bank and its affiliates were granted “tag along” rights proportionally to participate in, and on the same terms and conditions as, a sale by TIC to a third party (other than non-prearranged sales by TIC into the market on any stock exchange in which the Ordinary Shares are then traded or listed) as a result of which TIC would cease (either on the basis of Tower’s then issued and outstanding shares or on a fully-diluted basis) to be Tower’s largest shareholder. The tag along rights apply only to Capital Notes issued on February 28, 2006 or shares issued upon conversion thereof, Capital Notes and/or convertible debentures and/or shares received as part of the 2011 Equity Issuances (as well as any shares issuable upon conversion of such Capital Notes or convertible debentures). In addition, Ordinary Shares of Tower held by a subsidiary of TIC that is publicly held and that purchases, solely as a financial investment, such Ordinary Shares or securities convertible into or exercisable for Ordinary Shares in the market (i.e. not directly or indirectly from Tower or TIC) and not at the request or instruction of TIC, would not be deemed held by TIC for purposes of the tag along right.

The foregoing summary of the Tag Along Agreements is qualified in its entirety by reference to the Tag Along Agreement entered into between TIC and Hapoalim which is included as Exhibit 10 to this Schedule 13D and the Tag Along Agreement entered into between TIC and Leumi which is included as Exhibit 11 to this Schedule 13D. Each of these Agreements in their entirety is incorporated herein by reference.

Agreements with Lead Investors

On September 28, 2006, each Bank entered into an agreement (the “Agreement”) with TIC, SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd., the four largest shareholders of Tower (collectively, the “Lead Investors”) pursuant to which the Lead Investors would be obligated towards any one (and not more than one) acquirer of 5% or more of the then outstanding issued share capital of Tower from such Bank (but only if the source of such 5% interest is the Capital Note issued to such Bank on September 28, 2006) to vote for the nominee of such acquirer to be appointed as a director of Tower.

The Bank would have the right to designate which acquirer of such 5% interest (the “Acquiring Person”) shall have the rights under the Agreement and such Bank may, in its discretion, not designate any acquirer as the Acquiring Person.

A majority (in number and not shareholdings) of the Lead Investors then having the right to have one of its nominees elected to the board of directors of Tower pursuant to the Consolidated Shareholders Agreement by and among the Lead Investors, dated January 18, 2001, as amended and as may be amended from time to time (the “CSA”) (“Eligible Lead Investors”) shall be entitled to object to the appointment of any particular individual nominated by an Acquiring Person as a director of Tower on reasonable grounds (including, without limitation, that the nominee is a competitor of Tower, or is an employee of, or consultant to, Tower or to a competitor of Tower). In addition, an Acquiring Person would not have any rights under the Agreement if a majority (in number and not shareholdings) of the Eligible Lead Investors shall object to the identity thereof but only on the following grounds: that the Acquiring Person is a competitor of Tower or an employee of, or consultant to, Tower or to a competitor of Tower or is a person organized under the laws of a state that either (a) is at war with the State of Israel or (b) has been declared by the Israel Minister of Defence as a state “hostile” to Israel.

In the event that the Acquiring Person and its subsidiaries hold together in the aggregate less than 5% of the outstanding Ordinary Shares, then the Acquiring Person will not be entitled to designate any nominee, and if requested by any of the Lead Investors, will cause its nominee then serving as a director of Tower to resign immediately from such position, provided that in the event that the Acquiring Person and its subsidiaries hold together at any one time in the aggregate 6% or more of the outstanding Ordinary Shares, and, subsequent to such time, the Acquiring Person and its subsidiaries hold together in the aggregate less than 5% of the outstanding Ordinary Shares solely as a result of additional Ordinary Shares having become issued and outstanding (and not as a result of any sales of Ordinary Shares by the Acquiring Person or its subsidiaries) (such date, the “Dilution Date”), and within 90 days of the Dilution Date, the Acquiring Person and its subsidiaries shall not again become together the holders of 5% or more of the outstanding Ordinary Shares (such 90th day, the “Loss of Right Date”), the Acquiring Person shall not, after the Loss of Right Date, be entitled to designate a nominee and, if requested by any of the Lead Investors, shall cause its nominee then serving as a director of Tower to resign immediately from such position. In the absence of such resignation within 24 hours of such request, the Lead Investors agree to take such action as is necessary to cause a general meeting of shareholders of Tower to be assembled, and to vote all their Ordinary Shares in order to remove such director from Tower’s board of directors.

The obligations of each of the Lead Investors towards the Acquiring Person and the Acquiring Person’s nominee under the Agreement is subject to the Acquiring Person agreeing to attend and vote (and/or, if applicable, cause any and all of its subsidiaries holding Ordinary Shares to vote) at general meetings of shareholders of Tower all of the Ordinary Shares held by the Acquiring Person and its subsidiaries for (and only for) (a) the election of (i) the Acquiring Person’s nominee; (ii) the nominees to the Board of Directors of Tower for which any of the Lead Investors shall be obligated to vote for pursuant to the CSA; and (iii) a representative of TIC as Chairman of the Board of Directors of Tower if any of the Lead Investors shall be obligated to vote therefor pursuant to the CSA and (b) in the case of each of (a)(i), (ii) and (iii) above, any other resolution which is necessary in order to finalize each such election and against any resolution the effect of which is to prevent or impede each such election, provided that, if any such Lead Investor shall not have a nominee to the board of directors of Tower, such Lead Investor shall nonetheless remain obligated to the Acquiring Person and the Acquiring Person’s nominee under the Agreement. The Acquiring Person and the Lead Investors (and/or their respective subsidiaries) shall have the right to vote on other matters in such manner as they deem fit. The Agreement makes clear, however, that the Acquiring Person is not required to agree to vote as set out above and may at any time terminate such agreement (in which case, the Acquiring Person shall be relieved of any obligation so to vote) and, with respect to the Lead Investors, the sole consequence of an Acquiring Person’s failure to agree or termination of such agreement as aforesaid is that the Lead Investors will not be obligated to vote for the Acquiring Person’s nominee.

The Agreement terminates on January 18, 2013 or such later date to which the CSA shall have been extended.

In the event the CSA terminates prior to January 18, 2013, each of the Lead Investors will remain obligated to the Acquiring Person and the Acquiring Person’s nominee under the Agreement, provided that, if such Lead Investor has a nominee to the board of directors of Tower, each such Lead Investor’s obligations shall be subject to the Acquiring Person agreeing to attend and vote (and/or, if applicable, cause any and all of its subsidiaries holding Ordinary Shares to vote) at general meetings of shareholders of Tower all of the Ordinary Shares held by the Acquiring Person and its subsidiaries for (and only for) (a) the election of (i) the Acquiring Person’s nominee and (ii) such Lead Investor’s nominee or nominees to the Board of Directors of Tower and (b) in the case of (i) and (ii) above, any other resolution which is necessary in order to finalize each such election and against any resolution the effect of which is to prevent each such election, provided that if two or more Lead Investors have agreed to vote for one another’s nominees, the vote by the Acquiring Person and, if applicable, its subsidiaries, for all such nominees of such Lead Investors shall be deemed a vote for “(and only for)” the nominee of each such Lead Investor. The Agreement makes clear that the Acquiring Person and the Lead Investors (and/or their respective subsidiaries) have the right to vote on other matters in such manner as they deem fit.

The foregoing summary of the Agreements with the Lead Investors is qualified in its entirety by reference to the Agreement entered into between Lead Investors and Hapoalim which is included as Exhibit 12 to this Schedule 13D and the Agreement entered into between the Lead Investors and Leumi which is included as Exhibit 13 to this Schedule 13D. Each of these Agreements in their entirety is incorporated herein by reference.

Restated Facility Agreement

The Restated Facility Agreement imposes a number of restrictions on Tower, including restrictions on debt, capital expenditures, mergers, acquisitions, disposals, changes in its business plan, prohibitions on the payment of dividends and changes in ownership.

A change of ownership will be deemed to occur if (a) the Lead Investors shall, directly or indirectly through subsidiaries, cease to nominate, in aggregate, more than 50% of the board of directors of Tower (excluding, for this purpose, external directors (Dahaz), 1 (one) independent director under Nasdaq Marketplace Rules, officers of Tower (including the chief executive officer) who are ex-officio directors of Tower and any directors appointed by a purchaser of the Banks’ shares); or (b) at any time prior to the date on which Tower shall have repaid at least 50% of the principal of the loans (together with all interest and other amounts payable on such 50%) (“the Fifty Percent Repayment Date”), TIC shall cease to hold (directly or indirectly through Subsidiaries), in the aggregate at least 32,229,822 Ordinary Shares (and/or convertible debentures which are convertible into such number of Ordinary Shares); or (c) at any time after the Fifty Percent Repayment Date, TIC shall cease to hold (directly or indirectly through subsidiaries), in the aggregate at least 14,048,004 Ordinary Shares; or (d) at any time, the aggregate number of Ordinary Shares held by the Lead Investors (other than TIC) shall at any time be less than 60% of the aggregate number of Ordinary Shares held by the Lead Investors (other than TIC) on January 29, 2006, save for the sale of shares in the Borrower, during a period commencing on January 29, 2004, by any of the Lead Investors (other than TIC) in an aggregate amount equal to 30% (thirty percent) of the shares in the Borrower held by such Lead Investor on January 29, 2004 (“the Committed Minimum Shareholdings”), or, in the event only that during any quarter during such period the average sales per month made by Tower of wafers produced during such quarter in its Fab 2 facility equals or exceeds 24,000, then thereafter 50% of the Committed Minimum Shareholdings; provided that, in the event that for any quarter during the period commencing on January 1, 2006 the net debt of the Borrower shall be less than: (i) $250,000,000, then, thereafter, a change of ownership shall be deemed to occur at any time the aggregate number of Ordinary Shares held by the Lead Investors (other than TIC) shall at any time be less than 40% of the aggregate number of Ordinary Shares held by the Lead Investors (other than TIC) on January 29, 2006, save for the sale of Ordinary Shares, during a period commencing on January 29, 2004, by any of the Lead Investors (other than TIC) in an aggregate amount equal to 30% of the Ordinary Shares held by such Lead Investor on January 29, 2004; or (ii) $150,000,000, then, thereafter, the disposal by the Lead Investors (other than TIC) of all of their Ordinary Shares will not be deemed a change of ownership.

The Restated Facility Agreement further provides that, upon certain triggering events (such as the commencement of bankruptcy or receivership proceedings against Tower ordered by a court of competent jurisdiction or the prior determination of an arbitrator that bankruptcy or receivership proceedings would be issued by a court against Tower were a petition to be filed with a court seeking reorganization or arrangement under applicable bankruptcy law or upon Tower requesting creditor protection), the Banks will be able to bring a firm offer made by a potential investor to purchase the Ordinary Shares at a price provided in the offer, provided the offer is accompanied by an opinion from a reputable investment banking firm that the offer is fair to Tower. In such case, Tower would be required thereafter to procure a rights offering to invest up to 60% of the amount of this offer on the same terms. If the offeror intends to purchase a majority of Tower’s outstanding share capital, the rights offering will be limited to allow for this, unless the Lead Investors agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the offer is invested.

Item 7.	Material to Be Filed as Exhibits

1.	Conversion Agreement, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Hapoalim B.M.

2.	Conversion Agreement, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M.

3.	Registration Rights Agreement, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M.

4.	Registration Rights Agreement, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Hapoalim B.M.

5.	Form of Warrants, each dated August 4, 2005, granted by Tower Semiconductor Ltd. to Bank Leumi le-Israel B.M. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F of Tower Semiconductor Ltd. for the Fiscal Year ended December 31, 2005 (Commission File No: 0-24790)).

6.	First Amendment, dated September 28, 2006, between Tower Semiconductor Ltd. and Tarshish Hahzakot Vehashkaot Hapoalim Ltd. to Warrant dated December 11, 2003.

7.	First Amendment, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M. to Warrant dated December 11, 2003.

8.	First Amendment, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M. to Warrant dated August 4, 2005.

9.	First Amendment, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Hapoalim B.M. to Warrant dated August 4, 2005.

10.	Tag Along Agreement, dated September 28, 2006, between Israel Corporation Ltd. and Bank Hapoalim B.M.

11.	Tag Along Agreement, dated September 28, 2006, between Israel Corporation Ltd. and Bank Leumi le-Israel B.M.

12.	Agreement, dated September 28, 2006, among Bank Hapoalim B.M., Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd.

13.	Agreement, dated September 28, 2006, among Bank Leumi le-Israel B.M., Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd.

14.	Joint Filing Agreement among Bank Leumi le-Israel B.M., Bank Hapoalim B.M. and Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2006
Date

/s/ Rakefet Russak-Aminoach
Signature

Rakefet Russak-Aminoach / Head of Corporate Division / Bank Leumi le-Israel B.M.
Name/Title

October 10, 2006
Date

/s/ Meiri Alterman	/s/ Eyal Issaharov
Signature

Meiri Alterman / Customer Relationship Manager	Eyal Issaharov /Deputy Department Manager /Bank Hapoalim B.M.
Name/Title

October 10, 2006
Date

/s/ Ofer Levy	/s/ Zali Guter
Signature

Ofer Levy / Comptroller	Zali Guter / Department Manager
Name/Title	Tarshish Hahzakot ve Hashkaot Hapoalim Ltd.

SCHEDULE A

Information Regarding Senior Officers and Directors of Bank Hapoalim B.M.

Board of Directors

Name	Address	Principal Occupation	Citizenship

Shlomo Nehama	63 Yehuda Halevi St., Tel Aviv, Israel	Chairman of the Board of Bank Hapoalim	Israeli

Dan Dankner	63 Yehuda Halevi St., Tel Aviv, Israel	Chairman of the board of: Israel Salt Industries Ltd., Isracard Ltd., Poalim Capital Markets Ltd.	Israeli

Joseph Dauber	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Ido Joseph Dissentshik	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies and Journalist	Israeli

Nira Dror	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Pnina Dvorin	63 Yehuda Halevi St., Tel Aviv, Israel	Lawyer and Companies Director	Israeli

Irit Izakson	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Moshe Koren	63 Yehuda Halevi St., Tel Aviv, Israel	Banking and Financial Advisor	Israeli

Jay Pomrenze	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	USA

Haim Samet	63 Yehuda Halevi St., Tel Aviv, Israel	Advocate	Israeli

Amir Barnea	63 Yehuda Halevi St., Tel Aviv, Israel	Professor of Finance – Arison School of Business. Partner – Singer Barnea & Co. Ltd.	Israeli

Senior Officers

Name	Business Address	Principal Occupation	Citizenship

Zvi Ziv	63 Yehuda Halevi St., Tel Aviv, Israel	President and Chief Executive Officer	Israeli

Shy Talmon	63 Yehuda Halevi St., Tel Aviv, Israel	Deputy CEO and Head of Corporate Banking	Israeli

Zion Keinan	63 Yehuda Halevi St., Tel Aviv, Israel	Deputy CEO and Head of Retail Banking	Israeli

Ofer Levy	63 Yehuda Halevi St., Tel Aviv, Israel	Comptroller	Israeli

Shlomo Braun	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Human Resources, Logistics and Procurement	Israeli

David Luzon	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Information Technology and Operations	Israeli

Ilan Mazur	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Legal Adviser	Israeli

Yacov Rozen	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Finance and Management Information Systems (CFO)	Israeli

Hanna Pri-Zan	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Risk Management	Israeli

Orit Lerer	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Internal Auditor	Israeli

Barry Ben-Zeev	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Client Asset Management	Israeli

Mario Shushan	63 Yehuda Halevi St., Tel Aviv, Israel	Global Treasurer	Israeli

Doron Klausner	63 Yehuda Halevi St., Tel Aviv, Israel	Head of the Centre for Strategic Management	Israeli

Alberto Garfunkel	63 Yehuda Halevi St., Tel Aviv, Israel	Head of International Activity	Israeli

PRINCIPAL HOLDERS OF THE ISSUED SHARE CAPITAL OF BANK HAPOALIM B.M.

NAME	% OF CAPITAL
ARISON HOLDINGS (1998) LTD	16.43%
ISRAEL SALT INDUSTRIES LTD	6.01%
BH INVESTMENT ASSOCIATES LLC	1.76%
MADLEN LLC	2.02%
MAINE MERCHANT BANK, LLC	0.02%
BH ISRAEL LLC	1.76%

Arison Holdings (1998) Ltd. - Director Information

Name	Address	Citizenship	Principal Occupation

Moddi Keret	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israeli	Executive Vice President - Arison Holdings

Shlomo Nechama	63 Yehuda Halevi St., Tel-Aviv, Israel	Israeli	Chairman of the Board of Directors of Bank Hapoalim B.M.

Irit Levin-Meringer	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israeli	Controller - Arison Holdings

Efrat Peled	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israeli	CEO - Arison Holdings

Irit Izakson	63 Yehuda Halevi St., Tel-Aviv, Israel	Israeli	Director at: Bank Hapoalim B.M., IDB Development B.M., Israel Corporation B.M. (1),Chemical Industries Ltd.

Shari Arison-Glazer	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israeli & USA	Chairman of the Board of Directors - Arison Holdings

James M. Dubin	c/o Paul Weiss, 1285 Avenue of the Americas, New York, NY	USA	Attorney - Paul Weiss

Nir Zichlinskey	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israeli	Vice President - Arison Holdings

Yehuda M. Levi	c/o Goldfarb Levi Eran, Meiri & Co., 2 Weizmann St., Tel-Aviv., Israel	Israeli	Attorney - Goldfarb Levi Eran, Meiri & Co

(1)	Israel Corporation is the largest holder of the issuer’s ordinary shares

Israel Salt Industries Ltd. - Director Information

Name	Address	Citizenship	Principal Occupation

Dr. David Dankner	32 Shviedia St., Haifa, Israel	Israeli	Chairman – Carmel Chemicals Ltd.

Shmuel Dankner	8 Hashahaf St., Jaffa, Israel	Israeli	Director in various companies

Dan Dankner	63 Yehuda Halevi St., Tel Aviv, Israel	Israeli	Chairman of the Board of: Israel Salt Industries Ltd., Isracard Ltd., Poalim Capital Markets Ltd.

Rachel Dankner	105 Lamerhav St., Ramat-Hasharon, Israel	Israeli	Researcher – Gartner institute (Shiba Hospital), Lecturer – Tel Aviv University

Nechama Ronen	Moshav Beit-Cherut	Israeli	Chairman – Maman Cargo Terminals and Handling Ltd.

Rachel Elran	50 Shvedia St., Haifa, Israel	Israeli	Director

BH Israel LLC - Director Information

Name	Address	Citizenship	Principal Occupation

Lynn Schusterman, Trustee, Lynn Schusterman Irrevocable Trust	2 W. 2nd St., Tulsa, OK 74103	USA	Philantropist

Stacy Schusterman, Trustee, Stacy Schusterman Family Trust	2 W. 2nd St., Tulsa, OK 74103	USA	Philantropist

Madlen LLC - Director Information

Name	Address	Citizenship	Principal Occupation

Leonard Abramson	376 Reggata Dr., Jupiter, FL	USA	CEO - Lema Associates L.P (owner of 100% of Madlen LLC)

BH INVESTMENT ASSOCIATES LLC - Director Information

Name	Address	Citizenship	Principal Occupation

Michael H. Steinhardt	650 Madison Avenue, New York, NY 10022	USA	Private Investor

Information Regarding Senior Officers and Directors of Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

Board of Directors

Name	Address	Principal Occupation	Citizenship

Alberto Garfunkel	63 Yehuda Halevi St., Tel Aviv, Israel	Head of International Activity - Bank Hapoalim B.M.	Israeli

Yoram Weissbrem	63 Yehuda Halevi St., Tel Aviv, Israel	Secretary of Bank Hapoalim B.M.	Israeli

Dan Koller	63 Yehuda Halevi St., Tel-Aviv, Israel	Manager ALM Division - Bank Hapoalim B.M.	Israeli

SCHEDULE B

I.	Information Regarding Executive Officers and Directors of Bank Leumi le-Israel B.M

Board of Directors

Name	Business Address	Principal Occupation	Citizenship

Eitan Raff	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chairman of the Board of Directors of Bank Leumi and its subsidiaries	Israeli

Doron Cohen	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	CEO, Co-Op Blue Square Services Corporation Ltd.	Israeli

Meir Dayan	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Economist, International Business Consulting	Israeli

Zipora Gal Yam	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Economic Consultant	Israeli

Arieh Gans	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Professor of Accounting, Tel Aviv University	Israeli

Israel Gilead	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Professor of Law, The Hebrew University of Jerusalem	Israeli

Yaacov Goldman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	C.P.A. (Isr.), Business Consultant	Israeli

Rami Avraham Guzman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Public/Government Company Advisor	Israeli

Zvi Koren	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Economic Advisor, Director and Shareholder, Teconomy Ltd.	Israeli

Jacob Mashaal	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Manager	Israeli

Vered Raichman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Owner and CEO, V. A. Raichman Consulting and Management Ltd.	Israeli

Name	Business Address	Principal Occupation	Citizenship

Efraim Sadka	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Professor of Economics, Tel Aviv University	Israeli

Nurit Segal	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Business and Economic Consultant	Israeli

Moshe Vidman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Manager Representative in Israel of Revlon.	Israeli

Shlomo Yanai	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	CEO, Makhteshim-Agan Industries Ltd.	Israeli

Executive Officers - Members of Management of Bank Leumi le-Israel B.M.

Name	Business Address	Principal Occupation – Position held with the Bank	Citizenship

Galia Maor	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	President and Chief Executive Officer	Israeli

Zeev Nahari	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Senior Deputy Chief Executive Officer, Acting CEO in the absence of the President and CEO, Chief Financial Officer, Head of Finance, Accounting and Capital Markets, Head of Finance and Economics Division	Israeli

Michael Bar-Haim	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Commercial Banking Division	Israeli

David Bar-Lev	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Human Resources	Israeli

Nahum Bitterman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chief Legal Advisor, Head of Legal Division	Israeli

Name	Business Address	Principal Occupation – Position held with the Bank	Citizenship

Yona Fogel	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Banking Division	Israeli

Zvi Itskovitch	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of International and Private Banking Division	Israeli

Itzhak Malach	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Operations, Information Systems and Administration	Israeli

Rakefet Russak-Aminoach	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Corporate Division	Israeli

Menachem Schwartz	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chief Accounting Officer, Head of Accounting	Israeli

Daniel Tsiddon	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Capital Markets Division and Head of Group Strategy	Israeli

II.	Information regarding Persons Controlling Bank Leumi le-Israel B.M.

The Government of Israel on behalf of the State of Israel is currently the only shareholder of the Bank holding 10% or more of the means of control, with 14.79% of the issued share capital of the Bank (19.78% of the voting rights). Pursuant to Israeli law, the Government is required to avoid involvement in the ongoing management of the Bank’s affairs, and the Bank shall not be deemed to be a corporation with governmental participation in its management for the purposes of any law and for all intents and purposes. Further, under Israeli banking legislation, since September 2004 no person may control a banking corporation without receiving a control permit from the Bank of Israel, and no person may hold 5% or more of the means of control of a banking corporation without receiving a holding permit from the Bank of Israel (until that date, 10%). As of the date of this report, no such control permit has been granted to any of the Bank’s shareholders.

In November 2005, Barnea Investments BV was chosen by the State as the preferred bidder for the State’s holdings in the Bank and acquired from the State 9.99% of the Bank’s share capital (5% of the voting rights) with an option to purchase a further 10.01% of the capital of the Bank, subject to receipt of all necessary permits from the Bank of Israel and the other relevant supervisory authorities in Israel and overseas. The option has been extended until 24 May 2007 and an application for a control permit has been made by Barnea to the Bank of Israel.